FINANCIAL SUMMARY

FY2021

(April 1, 2020 through March 31, 2021)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2021 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

May 12, 2021

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 16, 2021
Payment date of cash dividends	:	May 28, 2021
Filing date of financial statements	:	June 24, 2021
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2021 (April 1, 2020 through March 31, 2021)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2021	27,214,594	-8.9	2,197,748	-8.4	2,932,354	5.0	2,282,378	8.1	2,245,261	10.3	3,294,854	105.6
FY2020	29,866,547	—	2,399,232	—	2,792,942	—	2,111,125	—	2,036,140	—	1,602,480	—

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2021	803.23	794.67	10.2	5.0	8.1
FY2020	727.47	720.10	10.0	5.2	8.0

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2021 351,029 million yen, FY2010 310,247 million yen

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2021	62,267,140	24,288,329	23,404,547	37.6	8,370.88
FY2020	53,972,363	21,339,012	20,618,888	38.2	7,454.00

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2021	2,727,162	(4,684,175)	2,739,174	5,100,857
FY2020	2,398,496	(2,124,650)	362,805	4,098,450

2.	Cash Dividends

						Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2020	—	100.00	—	120.00	220.00	610,847	30.2	3.0
FY2021	—	105.00	—	135.00	240.00	671,029	29.8	3.0
FY2022 (forecast)	—	—	—	—	—		—

(Note)

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6th for further information.

Toyota Motor Corporation (“TMC”)’s board of directors authorized a resolution on May 12th, 2021 to implement a common stock split in which each share of common stock held by shareholders as of the record date of September 30, 2021 will be split into five shares. The per share dividend for FY2020 and FY2021 is the dividend before stock split.

3.	Forecast of Consolidated Results for FY2022 (April 1, 2021 through March 31, 2022)

	(% of change from FY2021)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	30,000,000	10.2	2,500,000	13.8	3,110,000	6.1	2,300,000	2.4	164.52

(Note)	Basic earnings per share attributable to Toyota Motor Corporation is based on the number of shares after stock split, which is described on the note of 2. Cash Dividends.

Notes

(1)	Changes in significant subsidiaries during FY2021

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2021 3,262,997,492 shares, FY2020 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2021 467,048,832 shares, FY2020 496,844,960 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2021 2,795,288,446 shares, FY2020 2,798,917,983 shares

(Reference) Overview of the Unconsolidated Financial Results

FY2021 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1.	Unconsolidated Results for FY2021 (April 1, 2020 through March 31, 2021)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2021	11,761,405	-7.6	699,373	-28.5	1,886,691	8.7	1,638,057	15.0
FY2020	12,729,731	0.8	978,805	-26.2	1,735,365	-25.3	1,424,062	-24.9

	Net income per common share – Basic	Net income per common share – Diluted
	Yen	Yen
FY2021	582.80	576.53
FY2020	504.25	500.27

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2021	21,198,281	13,894,021	65.5	4,797.77
FY2020	17,809,246	12,590,891	70.7	4,377.19

(Reference) Equity at the end of FY2021: 13,894,021 million yen, Equity at the end of FY2020: 12,590,891 million yen

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2022” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

The parent company has adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020. In addition, consolidated financial statements for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2020	—	132.00	—	132.00	264.00
FY2021	—	132.00	—	132.00	264.00

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Supplemental Material for Financial Results for FY 2021

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2021

Financial Results

Reviewing the general economic environment for the fiscal year ended March 2021 (“FY2021”), the world economy declined significantly in April through June, due to the impact of COVID-19 continuing from the previous fiscal year. Although there was a moderate recovery from July onwards due to the resumption of economic activities and implementation of economic stimulus measures in each country, economic growth remained negative throughout the year.

Automotive markets too saw figures fall substantially from FY2020 in many regions mainly due to the effects of the suspension of operations at factories and the suspension of business at dealers worldwide, with the exception of some regions such as China where the impact of the pandemic was limited.

Under these conditions, consolidated vehicle unit sales in Japan and overseas decreased by 1,309 thousand units, or 14.6%, to 7,646 thousand units in FY2021 compared with FY2020. Vehicle unit sales in Japan decreased by 115 thousand units, or 5.1%, to 2,125 thousand units in FY2021 compared with FY2020. Meanwhile, overseas vehicle unit sales decreased by 1,194 thousand units, or 17.8%, to 5,521 thousand units in FY2021 compared with FY2020, because of the sales decline in every region.

The results of operations for FY2021 were as follows:

Sales revenues	27,214.5 billion yen	(a decrease of 2,651.9 billion yen or 8.9% compared with FY2020)
Operating income	2,197.7 billion yen	(a decrease of 201.4 billion yen or 8.4% compared with FY2020)
Income before income taxes	2,932.3 billion yen	(an increase of 139.4 billion yen or 5.0% compared with FY2020)
Net income attributable to Toyota Motor Corporation	2,245.2 billion yen	(an increase of 209.1 billion yen or 10.3% compared with FY2020)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of 210.0 billion yen
Effects of changes in exchange rates	a decrease of 255.0 billion yen
Cost reduction efforts	an increase of 150.0 billion yen
Increase or decrease in expenses and expense reduction efforts	an increase of 70.0 billion yen
Other	an increase of 43.6 billion yen

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations decreased by 2,148.1 billion yen, or 8.0%, to 24,651.5 billion yen in FY2021 compared with FY2020, and operating income decreased by 405.9 billion yen, or 20.2%, to 1,607.1 billion yen in FY2021 compared with FY2020. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(2) Financial services:

Sales revenues for the financial services operations decreased by 30.9 billion yen, or 1.4%, to 2,162.2 billion yen in FY2021 compared with FY2020. However, operating income increased by 211.8 billion yen, or 74.7%, to 495.5 billion yen in FY2021 compared with FY2020. The increase in operating income was mainly due to the decrease in expenses related to credit losses and residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(3) All other:

Sales revenues for all other businesses decreased by 452.5 billion yen, or 30.1%, to 1,052.3 billion yen in FY2021 compared with FY2020, and operating income decreased by 18.0 billion yen, or 17.4%, to 85.3 billion yen in FY2021 compared with FY2020.

Geographic Information

(1) Japan:

Sales revenues in Japan decreased by 1,492.9 billion yen, or 9.1%, to 14,948.9 billion yen in FY2021 compared with FY2020, and operating income decreased by 436.0 billion yen, or 27.5%, to 1,149.2 billion yen in FY2021 compared with FY2020. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(2) North America:

Sales revenues in North America decreased by 1,150.2 billion yen, or 10.8%, to 9,491.8 billion yen in FY2021 compared with FY2020. However, operating income increased by 148.1 billion yen, or 58.5%, to 401.3 billion yen in FY2021 compared with FY2020. The increase in operating income was mainly due to marketing efforts.

(3) Europe:

Sales revenues in Europe decreased by 220.8 billion yen, or 6.6%, to 3,134.4 billion yen in FY2021 compared with FY2020, and operating income decreased by 35.8 billion yen, or 24.9%, to 107.9 billion yen in FY2021 compared with FY2020. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(4) Asia:

Sales revenues in Asia decreased by 247.9 billion yen, or 4.7%, to 5,045.2 billion yen in FY2021 compared with FY2020. However, operating income increased by 72.3 billion yen, or 19.9%, to 435.9 billion yen in FY2021 compared with FY2020. The increase in operating income was mainly due to cost reduction efforts and marketing efforts.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions decreased by 241.2 billion yen, or 11.4%, to 1,872.8 billion yen in FY2021 compared with FY2020, and operating income decreased by 24.1 billion yen, or 28.8%, to 59.8 billion yen in FY2021 compared with FY2020.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

2. Consolidated Financial Position for FY2021

Cash and cash equivalents increased by 1,002.4 billion yen, or 24.5%, to 5,100.8 billion yen at the end of FY2021 compared with the end of FY2020.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 2,727.1 billion yen in FY2021. Net cash provided by operating activities increased by 328.6 billion yen from 2,398.4 billion yen in FY2020.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 4,684.1 billion yen in FY2021. Net cash used in investing activities increased by 2,559.5 billion yen from 2,124.6 billion yen in FY2020.

Cash flows from financing activities

Net cash flows from financing activities resulted in an increase in cash by 2,739.1 billion yen in FY2021. Net cash provided by financing activities increased by 2,376.3 billion yen from 362.8 billion yen in FY2020.

The consolidated cash flows by segment for FY2021 are as follows:

Non-financial services

Net cash provided by operating activities was 2,634.2 billion yen, net cash used in investing activities was 3,400.5 billion yen and net cash provided by financing activities was 1,245.4 billion yen.

Financial services

Net cash provided by operating activities was 109.1 billion yen, net cash used in investing activities was 997.6 billion yen and net cash provided by financing activities was 1,191.5 billion yen.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

3. Forecast of Consolidated Financial Results for FY2022

The automotive industry facing a once-in-a-century transformational period, we have once again returned to our founding philosophy and summarized the spirit we have maintained since the Toyoda Precepts into the “Toyota Philosophy” as our guidepost in an era when the future is difficult to be predicted. We have defined our mission as “Producing Happiness for All,” and have been clearly indicating our view that we pursue the customers’ happiness as always, even if the products we produce have changed. We believe that taking action to realize our vision of “Creating Mobility for All” translates into taking care of our “home planet,” just as we do for our hometown or home country, and leads to sustained efforts to achieve the aims of the SDGs to “make a better world” while ensuring that “no one will be left behind.”

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2022 is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 125 yen per 1 euro.

Forecast of consolidated results for FY2022

Sales revenues	30,000.0 billion yen	(an increase of 10.2% compared with FY2021)
Operating income	2,500.0 billion yen	(an increase of 13.8% compared with FY2021)
Income before income taxes	3,110.0 billion yen	(an increase of 6.1% compared with FY2021)
Net income attributable to Toyota Motor Corporation	2,300.0 billion yen	(an increase of 2.4% compared with FY2021)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners.

In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Consolidated Financial Statements

1. Consolidated Statement of Financial Position

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Assets
Current assets
Cash and cash equivalents	3,602,805	4,098,450	5,100,857
Trade accounts and other receivables	2,954,617	2,648,360	2,958,742
Receivables related to financial services	6,657,367	6,621,604	6,756,189
Other financial assets	2,640,392	2,143,602	4,215,457
Inventories	2,731,040	2,533,892	2,888,028
Income tax receivable	84,574	237,609	112,458
Other current assets	507,654	679,804	745,070

Total current assets	19,178,450	18,963,320	22,776,800

Non-current assets
Investments accounted for using the equity method	3,467,242	4,297,564	4,160,803
Receivables related to financial services	10,281,028	10,417,797	12,449,525
Other financial assets	7,769,740	7,901,517	9,083,914
Property, plant and equipment
Land	1,359,271	1,318,964	1,345,037
Buildings	4,833,278	4,741,451	4,999,206
Machinery and equipment	11,956,773	11,979,449	12,753,951
Vehicles and equipment on operating leases	6,139,163	5,928,833	6,203,721
Construction in progress	656,067	517,460	675,875

Total property, plant and equipment, at cost	24,944,551	24,486,156	25,977,791

Less - Accumulated depreciation and impairment losses	(14,260,446)	(13,952,141)	(14,566,638)

Total property, plant and equipment, net	10,684,105	10,534,016	11,411,153

Right of use assets	396,830	337,335	390,144
Intangible assets	908,737	1,000,257	1,108,634
Deferred tax assets	446,383	326,364	336,224
Other non-current assets	283,889	194,192	549,942

Total non-current assets	34,237,955	35,009,043	39,490,339

Total assets	53,416,405	53,972,363	62,267,140

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Liabilities
Current liabilities
Trade accounts and other payables	3,856,133	3,498,029	4,045,939
Short-term and current portion of long-term debt	9,701,813	9,906,755	12,212,060
Accrued expenses	1,350,252	1,256,794	1,397,140
Other financial liabilities	475,302	538,740	763,875
Income taxes payable	321,316	212,276	350,880
Liabilities for quality assurance	1,769,514	1,552,970	1,482,872
Other current liabilities	1,008,032	1,176,645	1,207,700

Total current liabilities	18,482,362	18,142,209	21,460,466

Non-current liabilities
Long-term debt	11,342,315	11,434,219	13,447,575
Other financial liabilities	189,957	360,588	323,432
Retirement benefit liabilities	1,002,710	1,022,161	1,035,096
Deferred tax liabilities	1,227,292	1,198,005	1,247,220
Other non-current liabilities	516,560	476,169	465,021

Total non-current liabilities	14,278,833	14,491,142	16,518,344

Total liabilities	32,761,195	32,633,351	37,978,811

Shareholders’ equity
Common stock	397,050	397,050	397,050
Additional paid-in capital	487,162	489,334	497,275
Retained earnings	20,613,776	22,234,061	24,104,176
Other components of equity	1,016,035	585,549	1,307,726
Treasury stock	(2,606,925)	(3,087,106)	(2,901,680)

Total Toyota Motor Corporation shareholders’ equity	19,907,100	20,618,888	23,404,547

Non-controlling interests	748,110	720,124	883,782

Total shareholders’ equity	20,655,210	21,339,012	24,288,329

Total liabilities and shareholders’ equity	53,416,405	53,972,363	62,267,140

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

2. Consolidated Statement of Income and Consolidated Statement of Comprehensive Income

Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
Sales revenues
Sales of products	27,693,693	25,077,398
Financial services	2,172,854	2,137,195

Total sales revenues	29,866,547	27,214,594

Costs and expenses
Cost of products sold	23,103,596	21,199,890
Cost of financial services	1,381,755	1,182,330
Selling, general and administrative	2,981,965	2,634,625

Total costs and expenses	27,467,315	25,016,845

Operating income	2,399,232	2,197,748

Share of profit (loss) of investments accounted for using the equity method	310,247	351,029
Other finance income	305,846	435,229
Other finance costs	(47,155)	(47,537)
Foreign exchange gain (loss), net	(94,619)	15,142
Other income (loss), net	(80,607)	(19,257)

Income before income taxes	2,792,942	2,932,354

Income tax expense	681,817	649,976

Net income	2,111,125	2,282,378

Net income attributable to
Toyota Motor Corporation	2,036,140	2,245,261
Non-controlling interests	74,985	37,118

Net income	2,111,125	2,282,378

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	727.47	803.23

Diluted	720.10	794.67

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
Net income	2,111,125	2,282,378
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(243,853)	387,427
Remeasurements of defined benefit plans	(43,399)	216,272
Share of other comprehensive income of equity method investees	62,568	80,472

Total of items that will not be reclassified to profit (loss)	(224,684)	684,172

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(362,098)	403,636
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	113,390	(83,503)
Share of other comprehensive income of equity method investees	(35,253)	8,172

Total of items that may be reclassified subsequently to profit (loss)	(283,961)	328,305

Total other comprehensive income, net of tax	(508,645)	1,012,476

Comprehensive income	1,602,480	3,294,854

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,555,009	3,217,806
Non-controlling interests	47,472	77,048

Comprehensive income	1,602,480	3,294,854

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

3. Consolidated Statement of Changes in Equity

For the year ended March 31, 2020

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2019	397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income	—	—	2,036,140	—	—	2,036,140	74,985	2,111,125
Other comprehensive income, net of tax	—	—	—	(481,131)	—	(481,131)	(27,514)	(508,645)

Total comprehensive income	—	—	2,036,140	(481,131)	—	1,555,009	47,472	1,602,480

Transactions with owners and other
Dividends paid	—	—	(618,801)	—	—	(618,801)	(54,956)	(673,756)
Repurchase of treasury stock	—	—	—	—	(500,309)	(500,309)	—	(500,309)
Reissuance of treasury stock	—	4,053	—	—	20,128	24,181	—	24,181
Change in scope of equity method	—	—	253,590	—	—	253,590	—	253,590
Equity transactions and other	—	(1,882)	—	—	—	(1,882)	(20,503)	(22,384)

Total transactions with owners and other	—	2,171	(365,211)	—	(480,181)	(843,221)	(75,458)	(918,679)

Reclassification to retained earnings	—	—	(50,644)	50,644	—	—	—	—

Balances at March 31, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

For the year ended March 31, 2021
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	—	—	—	972,546	—	972,546	39,930	1,012,476

Total comprehensive income	—	—	2,245,261	972,546	—	3,217,806	77,048	3,294,854

Transactions with owners and other
Dividends paid	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	102,588	102,588
Equity transactions and other	—	(7,099)	—	—	—	(7,099)	20,620	13,521

Total transactions with owners and other	—	7,942	(625,514)	—	185,426	(432,147)	86,610	(345,537)

Reclassification to retained earnings	—	—	250,369	(250,369)	—	—	—	—

Balances at March 31, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

4. Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
Cash flows from operating activities
Net income	2,111,125	2,282,378
Depreciation and amortization	1,595,347	1,644,290
Interest income and interest costs related to financial services, net	(193,046)	(236,862)
Share of profit (loss) of investments accounted for using the equity method	(310,247)	(351,029)
Income tax expense	681,817	649,976
Changes in operating assets and liabilities, and other	(1,319,537)	(1,063,562)
(Increase) decrease in trade accounts and other receivables	257,588	5,027
(Increase) decrease in receivables related to financial services	(1,214,742)	(1,243,648)
(Increase) decrease in inventories	(163,109)	(242,769)
(Increase) decrease in other current assets	(308,342)	(163,473)
Increase (decrease) in trade accounts and other payables	(129,053)	384,142
Increase (decrease) in other current liabilities	258,904	282,197
Increase (decrease) in retirement benefit liabilities	43,270	55,281
Other, net	(64,053)	(140,319)
Interest received	798,458	776,748
Dividends received	318,408	294,520
Interest paid	(506,307)	(459,181)
Income taxes paid, net of refund	(777,522)	(810,117)

Net cash provided by (used in) operating activities	2,398,496	2,727,162

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,246,293)	(1,213,903)
Additions to equipment leased to others	(2,195,291)	(2,275,595)
Proceeds from sales of fixed assets excluding equipment leased to others	47,949	40,542
Proceeds from sales of equipment leased to others	1,391,193	1,371,699
Additions to intangible assets	(304,992)	(278,447)
Additions to public and corporate bonds and stocks	(2,405,337)	(2,729,171)
Proceeds from sales of public and corporate bonds and stocks	1,151,463	1,020,533
Proceeds upon maturity of public and corporate bonds	1,224,185	1,041,385
Other, net	212,473	(1,661,218)

Net cash provided by (used in) investing activities	(2,124,650)	(4,684,175)

Cash flows from financing activities
Increase (decrease) in short-term debt	279,033	(1,038,438)
Proceeds from long-term debt	5,690,569	9,656,216
Payments of long-term debt	(4,456,913)	(5,416,376)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	(625,514)
Dividends paid to non-controlling interests	(54,956)	(36,598)
Reissuance (repurchase) of treasury stock	(476,128)	199,884

Net cash provided by (used in) financing activities	362,805	2,739,174

Effect of exchange rate changes on cash and cash equivalents	(141,007)	220,245

Net increase (decrease) in cash and cash equivalents	495,645	1,002,406

Cash and cash equivalents at beginning of year	3,602,805	4,098,450

Cash and cash equivalents at end of year	4,098,450	5,100,857

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

6. Segment Information

(1) Segment Information

As of and for the year ended March 31, 2020

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	26,770,379	2,172,854	923,314	—	29,866,547
Inter-segment revenues and transfers	29,364	20,316	581,606	(631,286)	—

Total	26,799,743	2,193,170	1,504,920	(631,286)	29,866,547
Operating expenses	24,786,609	1,909,429	1,401,564	(630,287)	27,467,315

Operating income	2,013,134	283,742	103,356	(999)	2,399,232

Total assets	19,450,102	25,390,541	2,119,951	7,011,769	53,972,363
Investments accounted for using the equity method	3,810,310	65,471	283,355	138,428	4,297,564
Depreciation and amortization	821,958	739,484	33,905	—	1,595,347
Capital expenditures	1,437,932	2,061,334	68,363	14,818	3,582,448
As of and for the year ended March 31, 2021
	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	24,597,846	2,137,195	479,553	—	27,214,594
Inter-segment revenues and transfers	53,706	25,042	572,812	(651,560)	—

Total	24,651,552	2,162,237	1,052,365	(651,560)	27,214,594
Operating expenses	23,044,391	1,666,645	967,015	(661,205)	25,016,845

Operating income	1,607,161	495,593	85,350	9,645	2,197,748

Total assets	21,412,034	28,275,239	2,720,720	9,859,147	62,267,140
Investments accounted for using the equity method	3,698,990	71,336	248,814	141,664	4,160,803
Depreciation and amortization	893,704	715,757	34,829	—	1,644,290
Capital expenditures	1,341,032	2,151,455	76,370	40,843	3,609,699

Note:	Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2020 and March 31, 2021 are 8,584,459 million yen and 11,344,879 million yen, respectively.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

(2) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	2,818,313	2,682,431	3,274,149
Trade accounts and other receivable	3,027,544	2,646,618	3,063,314
Other financial assets	2,279,004	1,849,063	3,778,119
Inventories	2,731,040	2,533,892	2,888,028
Other current assets	435,279	738,008	664,097

Total current assets	11,291,179	10,450,012	13,667,707

Non-current assets
Property, plant and equipment	6,177,114	6,228,180	6,805,166
Other	12,674,327	13,234,909	14,721,626

Total non-current assets	18,851,441	19,463,089	21,526,792

Total assets	30,142,621	29,913,101	35,194,499

(Financial Services Business)
Current assets
Cash and cash equivalents	784,492	1,416,020	1,826,707
Trade accounts and other receivable	180,607	194,994	216,767
Receivables related to financial services	6,657,367	6,621,604	6,756,189
Other financial assets	834,427	1,140,910	1,021,738
Other current assets	162,315	186,869	198,068

Total current assets	8,619,207	9,560,397	10,019,469

Non-current assets
Receivables related to financial services	10,281,028	10,417,797	12,449,525
Property, plant and equipment	4,506,991	4,305,837	4,605,988
Other	959,196	1,106,509	1,200,256

Total non-current assets	15,747,215	15,830,143	18,255,770

Total assets	24,366,422	25,390,541	28,275,239

(Elimination)
Elimination of assets	(1,092,638)	(1,331,279)	(1,202,599)
(Consolidated)

Total assets	53,416,405	53,972,363	62,267,140

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	3,687,407	3,305,034	3,801,753
Short-term and current portion of long-term debt	852,002	685,431	2,348,514
Accrued expenses	1,269,615	1,197,245	1,322,353
Income taxes payable	301,021	197,213	262,727
Other current liabilities	2,576,512	2,472,424	2,650,433

Total current liabilities	8,686,557	7,857,347	10,385,779

Non-current liabilities
Long-term debt	1,567,346	1,549,676	1,523,134
Retirement benefit liabilities	986,860	1,005,538	1,015,156
Other non-current liabilities	1,124,943	1,149,254	1,509,535

Total non-current liabilities	3,679,148	3,704,467	4,047,825

Total liabilities	12,365,705	11,561,815	14,433,605

(Financial Services Business)
Current liabilities
Trade accounts and other payables	388,838	350,099	510,670
Short-term and current portion of long-term debt	9,244,879	9,942,634	10,286,251
Accrued expenses	94,707	74,508	102,200
Income taxes payable	20,295	15,064	88,153
Other current liabilities	781,665	937,231	1,002,615

Total current liabilities	10,530,384	11,319,535	11,989,889

Non-current liabilities
Long-term debt	9,982,796	10,016,507	12,044,994
Retirement benefit liabilities	15,850	16,623	19,940
Other non-current liabilities	959,138	1,053,466	696,294

Total non-current liabilities	10,957,784	11,086,596	12,761,228

Total liabilities	21,488,168	22,406,131	24,751,117

(Elimination)
Elimination of liabilities	(1,092,679)	(1,334,595)	(1,205,911)
(Consolidated)

Total liabilities	32,761,195	32,633,351	37,978,811

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	19,907,100	20,618,888	23,404,547

(Consolidated) Non-controlling interests	748,110	720,124	883,782

(Consolidated) Total shareholders’ equity	20,655,210	21,339,012	24,288,329

(Consolidated) Total liabilities and shareholders’ equity	53,416,405	53,972,363	62,267,140

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Non-Financial Services Businesses)
Sales revenues	27,710,128	25,103,190
Cost of revenues	23,104,047	21,199,915
Selling, general and administrative	2,492,039	2,206,205

Operating income	2,114,042	1,697,070

Other income (loss), net	394,278	742,785

Income before income taxes	2,508,319	2,439,855

Income tax expense	615,546	528,413

Net income	1,892,774	1,911,442

Net income attributable to
Toyota Motor Corporation	1,818,022	1,875,467
Non-controlling interests	74,752	35,975

(Financial Services Business)
Sales revenues	2,193,170	2,162,237
Cost of revenues	1,397,344	1,202,277
Selling, general and administrative	512,085	464,368

Operating income	283,742	495,593

Other income (loss), net	835	(3,090)

Income before income taxes	284,577	492,503

Income tax expense	66,284	121,536

Net income	218,293	370,967

Net income attributable to
Toyota Motor Corporation	218,060	369,824
Non-controlling interests	233	1,143

(Elimination)
Elimination of net income	59	(30)
(Consolidated)

Net income	2,111,125	2,282,378

Net income attributable to
Toyota Motor Corporation	2,036,140	2,245,261
Non-controlling interests	74,985	37,118

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	1,892,774	1,911,442
Depreciation and amortization	855,863	928,533
Share of profit (loss) of investments accounted for using the equity method	(298,494)	(345,374)
Income tax expense	615,546	528,413
Changes in operating assets and liabilities, and other	(154,164)	(262,407)
Interest received	141,975	123,606
Dividends received	316,610	290,618
Interest paid	(46,217)	(35,371)
Income taxes paid, net of refund	(700,528)	(505,260)

Net cash provided by (used in) operating activities	2,623,364	2,634,200

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,222,821)	(1,203,662)
Additions to equipment leased to others	(163,592)	(142,217)
Proceeds from sales of fixed assets excluding equipment leased to others	46,765	38,575
Proceeds from sales of equipment leased to others	49,892	46,461
Additions to intangible assets	(299,253)	(271,274)
Additions to public and corporate bonds and stocks	(2,220,217)	(2,511,346)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	2,249,367	1,982,302
Other, net	(95,852)	(1,339,372)

Net cash provided by (used in) investing activities	(1,655,711)	(3,400,534)

Cash flows from financing activities
Increase (decrease) in short-term debt	45,288	213,716
Proceeds from long-term debt	247,048	1,662,593
Payments of long-term debt	(163,486)	(170,373)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	(625,514)
Dividends paid to non-controlling interests	(50,903)	(34,840)
Reissuance (repurchase) of treasury stock	(476,128)	199,884

Net cash provided by (used in) financing activities	(1,016,982)	1,245,465

Effect of exchange rate changes on cash and cash equivalents	(86,553)	112,588

Net increase (decrease) in cash and cash equivalents	(135,882)	591,719

Cash and cash equivalents at beginning of year	2,818,313	2,682,431

Cash and cash equivalents at end of year	2,682,431	3,274,149

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Financial Services Business)
Cash flows from operating activities
Net income	218,293	370,967
Depreciation and amortization	739,484	715,757
Interest income and interest costs related to financial services, net	(200,727)	(241,016)
Share of profit (loss) of investments accounted for using the equity method	(11,753)	(5,655)
Income tax expense	66,284	121,536
Changes in operating assets and liabilities, and other	(1,081,707)	(780,798)
Interest received	664,167	661,272
Dividends received	1,799	3,901
Interest paid	(467,774)	(431,939)
Income taxes paid, net of refund	(76,994)	(304,856)

Net cash provided by (used in) operating activities	(148,928)	109,168

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(23,472)	(10,240)
Additions to equipment leased to others	(2,031,699)	(2,133,378)
Proceeds from sales of fixed assets excluding equipment leased to others	1,184	1,967
Proceeds from sales of equipment leased to others	1,341,301	1,325,238
Additions to intangible assets	(5,739)	(7,173)
Additions to public and corporate bonds and stocks	(185,120)	(217,825)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	126,281	79,616
Other, net	(22,213)	(35,893)

Net cash provided by (used in) investing activities	(799,477)	(997,688)

Cash flows from financing activities
Increase (decrease) in short-term debt	514,196	(1,517,259)
Proceeds from long-term debt	5,458,616	8,043,141
Payments of long-term debt	(4,334,374)	(5,332,573)
Dividends paid to non-controlling interests	(4,052)	(1,757)

Net cash provided by (used in) financing activities	1,634,387	1,191,551

Effect of exchange rate changes on cash and cash equivalents	(54,454)	107,657

Net increase (decrease) in cash and cash equivalents	631,527	410,688

Cash and cash equivalents at beginning of year	784,492	1,416,020

Cash and cash equivalents at end of year	1,416,020	1,826,707

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(141,007)	220,245

Net increase (decrease) in cash and cash equivalents	495,645	1,002,406

Cash and cash equivalents at beginning of year	3,602,805	4,098,450

Cash and cash equivalents at end of year	4,098,450	5,100,857

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

(3) Geographic Information

As of and for the year ended March 31, 2020

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	9,503,238	10,419,869	3,133,227	4,785,489	2,024,724	—	29,866,547
Inter-segment revenues and transfers	6,938,614	222,165	222,130	507,741	89,387	(7,980,038)	—

Total	16,441,852	10,642,034	3,355,357	5,293,231	2,114,111	(7,980,038)	29,866,547
Operating expenses	14,856,576	10,388,830	3,211,540	4,929,684	2,030,110	(7,949,425)	27,467,315

Operating income	1,585,276	253,205	143,817	363,547	84,001	(30,613)	2,399,232

Total assets	18,221,453	18,579,078	4,264,022	5,307,513	2,881,536	4,718,761	53,972,363
Non-current assets	4,697,388	5,517,466	570,563	708,066	428,707	—	11,922,190

As of and for the year ended March 31, 2021

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,587,193	9,325,950	2,968,289	4,555,897	1,777,266	—	27,214,594
Inter-segment revenues and transfers	6,361,739	165,853	166,200	489,398	95,630	(7,278,820)	—

Total	14,948,931	9,491,803	3,134,489	5,045,295	1,872,895	(7,278,820)	27,214,594
Operating expenses	13,799,715	9,090,442	3,026,518	4,609,354	1,813,048	(7,322,232)	25,016,845

Operating income	1,149,217	401,361	107,971	435,940	59,847	43,413	2,197,748

Total assets	19,674,666	20,138,715	5,074,409	6,548,343	3,469,635	7,361,372	62,267,140
Non-current assets	5,232,862	5,705,770	751,245	896,542	461,723	—	13,048,143

Note: 1.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2020 and March 31, 2021 are 8,584,459 million yen and 11,344,879 million yen, respectively.

2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
3.	Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

7. Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2020
Net income attributable to Toyota Motor Corporation	2,036,140

Basic earnings per share attributable to Toyota Motor Corporation	2,036,140	2,798,918	727.47

Effect of dilutive securities
Model AA Class Shares	13,265	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	2,049,405	2,846,018	720.10

For the year ended March 31, 2021
Net income attributable to Toyota Motor Corporation	2,245,261

Basic earnings per share attributable to Toyota Motor Corporation	2,245,261	2,795,288	803.23

Effect of dilutive securities
Model AA Class Shares	12,569	45,939

Diluted earnings per share attributable to Toyota Motor Corporation	2,257,830	2,841,227	794.67

In addition to the disclosure requirements under IFRS, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of April 1, 2019	19,907,100	2,832,439	7,028.25
As of March 31, 2020	20,618,888	2,766,153	7,454.00
As of March 31, 2021	23,404,547	2,795,949	8,370.88

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

8. Significant Subsequent Events

Common stock split

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its board of directors held on May 12th, 2021.

Purpose of the Stock Split -

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

Outline of the Stock Split -

(1) Stock Split Method

The record date for the stock split will be September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date will be split into five shares.

(2) Increase in Number of Shares as a Result of the Stock Split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

Stock Split Schedule -

Date of public notice of the record date: September 14, 2021(Scheduled)

Record date: September 30, 2021(Scheduled)

Effective date: October 1, 2021(Scheduled)

Partial Amendment to Articles of Incorporation -

Due to the stock split described above, TMC will partially amend its Articles of Incorporation, to increase the total number of shares which the Corporation is authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

Impact on per share information -

Per share information assuming that the stock split was performed at the beginning of the fiscal year ended March 31, 2020 is as follows.

	For the year ended March 31, 2020	For the year ended March 31, 2021
Basic earnings per share attributable to Toyota Motor Corporation (yen)	145.49	160.65
Diluted earnings per share attributable to Toyota Motor Corporation (yen)	144.02	158.93
Toyota Motor Corporation shareholders’ equity per share (yen)	1,490.80	1,674.18

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

9. First-Time Adoption

Transition to reporting in accordance with IFRS

Toyota Motor Corporation (“TMC”) has prepared its consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, TMC and its consolidated subsidiaries (“Toyota”) prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The date of the transition to IFRS (“Transition Date”) was April 1, 2019.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

Business combination -

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

Foreign currency translation adjustments of foreign operations -

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

Designation of equity financial assets -

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

Deemed cost -

IFRS 1 permits a first time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

Recognition of right of use assets and lease liabilities -

When a first time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Reconciliation of Equity as of The Transition Date (April 1, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Reconciliation of Equity as of March 31, 2020

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Reconciliation of Net Profit or Loss For the year ended March 31, 2020
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)
	—	271,152	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Reconciliation of Other Comprehensive Income For the year ended March 31, 2020
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Notes to reconciliation

Changes in presentation -

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

Difference in recognition and measurement -

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the Transition Date as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is 59,456 million yen and the fair value is 21,225 million yen.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products are capitalized if it meets the capitalization requirements.

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to 188,837 million yen (as of April 1, 2019) and 193,271 million yen (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

TOYOTA MOTOR CORPORATION    FY2021 Financial Summary

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date April 1, 2019	March 31, 2020
b. Fair value measurement of equity instruments	(990,815)	(799,568)
g. Exchange differences on translating foreign operations	(649,532)	(649,532)
h. Retirement benefit obligations for defined benefit plans	(265,867)	(324,014)

Subtotal	(1,906,213)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	432,202
i. Unification of a reporting period	85,211	51,480
Others	36,732	95,880

Total	(1,373,738)	(1,193,552)

Subtotal represents reclassification from other components of equity.

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.

Supplemental Material for Financial Results for FY2021 (Consolidated)

< IFRS >

	FY2020										FY2021										FY2022
	1Q (2019/4-6)		2Q (2019/7-9)		3Q (2019/10-12)		4Q (2020/1-3)		12 months (‘19/4-’20/3)		1Q (2020/4-6)		2Q (2020/7-9)		3Q (2020/10-12)		4Q (2021/1-3)		12 months (‘20/4-’21/3)		Forecast 12 months (‘21/4-’22/3)
Vehicle Production (thousands of units)	2,311		2,236		2,146		2,126		8,820		1,080		1,990		2,262		2,221		7,553
(Japan) –including Daihatsu & Hino	1,134		1,122		1,066		1,091		4,413		679		1,031		1,144		1,095		3,948
[Daihatsu & Hino]	[265	]	[275	]	[277	]	[292	]	[1,109	]	[178	]	[269	]	[283	]	[300	]	[1,029	]
(Overseas) –including Daihatsu & Hino	1,178		1,114		1,080		1,035		4,406		401		959		1,118		1,126		3,605
[Daihatsu & Hino]	[124	]	[155	]	[138	]	[127	]	[545	]	[15	]	[53	]	[84	]	[107	]	[259	]
North America	499		456		434		418		1,807		187		500		489		466		1,642
Europe	174		143		182		176		674		82		138		200		222		642
Asia	386		413		366		357		1,522		109		230		333		343		1,015
Central and South America	86		69		76		62		293		10		67		69		65		213
Africa	33		32		22		23		110		13		24		27		30		93
Vehicle Sales (thousands of units)	2,318		2,340		2,201		2,097		8,955		1,158		1,928		2,353		2,208		7,646		8,700
(Japan) –including Daihatsu & Hino	555		585		516		583		2,240		385		536		592		612		2,125		2,170
[Daihatsu & Hino]	[158	]	[183	]	[139	]	[177	]	[657	]	[104	]	[159	]	[162	]	[185	]	[610	]	[650	]
(Overseas) –including Daihatsu & Hino	1,762		1,755		1,684		1,514		6,715		774		1,392		1,760		1,596		5,521		6,530
[Daihatsu & Hino]	[65	]	[76	]	[70	]	[74	]	[285	]	[16	]	[31	]	[41	]	[62	]	[150	]	[250	]
North America	744		702		668		600		2,713		285		646		753		630		2,313		2,720
Europe	279		251		248		252		1,029		141		254		285		280		959		1,100
Asia	410		436		409		345		1,600		182		274		392		374		1,222		1,360
Central and South America	104		109		114		77		403		30		66		87		86		270		410
Oceania	66		64		63		69		262		48		51		84		63		246		300
Africa	54		63		43		48		207		24		39		42		52		157		190
Middle East	106		128		138		122		493		62		60		115		109		346		450
Other	2		2		2		2		7		2		2		3		2		8
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,709		2,745		2,685		2,317		10,457		1,848		2,519		2,845		2,708		9,920		10,550

Supplemental 1

Supplemental Material for Financial Results for FY2021 (Consolidated)

< IFRS >

	FY2020					FY2021						FY2022
	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	4Q (2020/1-3)	12 months (‘19/4-’20/3)	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-’21/3)		Forecast 12 months (‘21/4-’22/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	107	109	109	109	108	106	105	106	106		as premise:105
Yen to Euro Rate	123	119	120	120	121	119	124	125	128	124		as premise: 125
Number of Employees	379,201	376,762	375,421	361,907	361,907	369,701	369,604	367,987	366,283	366,283	(Note 1)
Sales Revenues (billions of yen)	7,721.2	7,637.0	7,608.9	6,899.3	29,866.5	4,600.7	6,774.4	8,150.0	7,689.3	27,214.5		30,000.0
Geographic Information
Japan	4,175.0	4,246.5	4,043.6	3,976.5	16,441.8	2,675.6	3,687.7	4,384.6	4,200.8	14,948.9
North America	2,838.0	2,684.1	2,708.6	2,411.2	10,642.0	1,381.1	2,564.8	2,938.2	2,607.6	9,491.8
Europe	883.2	813.4	866.8	791.8	3,355.3	471.4	810.5	905.5	946.8	3,134.4
Asia	1,361.9	1,398.9	1,400.0	1,132.3	5,293.2	906.5	1,149.2	1,543.4	1,446.1	5,045.2
Other	553.8	521.6	555.5	483.0	2,114.1	281.2	419.1	606.0	566.5	1,872.8
Elimination	-2,090.8	-2,027.7	-1,965.8	-1,895.6	-7,980.0	-1,115.2	-1,857.0	-2,227.8	-2,078.6	-7,278.8
Business Segment
Automotive	6,954.5	6,805.4	6,821.9	6,217.8	26,799.7	3,976.4	6,146.2	7,491.3	7,037.5	24,651.5
Financial Services	549.1	542.2	552.9	548.8	2,193.1	534.9	531.5	554.5	541.1	2,162.2
All Other	370.0	454.2	400.5	280.0	1,504.9	206.0	234.0	266.1	346.0	1,052.3
Elimination	-152.4	-164.8	-166.5	-147.4	-631.2	-116.7	-137.4	-162.0	-235.4	-651.5
Operating Income (billions of yen)	740.6	658.6	640.0	359.9	2,399.2	13.9	506.0	987.9	689.8	2,197.7		2,500.0
(Operating Income Ratio) (%)	(9.6)	(8.6)	(8.4)	(5.2)	(8.0)	(0.3)	(7.5)	(12.1)	(9.0)	(8.1)		(8.3)
Geographic Information
Japan	429.9	396.8	403.0	355.4	1,585.2	77.4	164.9	538.5	368.3	1,149.2
North America	112.6	116.4	94.9	-70.7	253.2	-68.5	187.3	212.9	69.6	401.3
Europe	38.6	35.0	45.7	24.2	143.8	-21.9	31.6	52.9	45.3	107.9
Asia	109.1	110.4	81.7	62.2	363.5	42.8	93.4	155.3	144.3	435.9
Other	21.1	24.7	23.9	14.1	84.0	-11.7	20.2	34.9	16.4	59.8
Elimination	29.0	-24.9	-9.3	-25.3	-30.6	-4.0	8.5	-6.8	45.7	43.4
Business Segment
Automotive	617.8	490.4	570.9	333.8	2,013.1	-86.5	332.2	812.6	548.7	1,607.1
Financial Services	109.7	117.2	71.9	-15.1	283.7	92.2	153.0	152.3	97.9	495.5
All Other	14.2	28.5	26.4	34.1	103.3	9.3	15.3	24.3	36.3	85.3
Elimination	-1.2	22.4	-29.2	7.0	-0.9	-1.1	5.3	-1.3	6.7	9.6
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	104.7	95.1	75.8	34.5	310.2	-12.5	88.9	125.0	149.5	351.0		430.0
Income before Income Taxes (billions of yen)	850.9	770.8	771.9	399.1	2,792.9	118.2	610.5	1,141.1	1,062.3	2,932.3		3,110.0
(Income before Income Taxes Ratio) (%)	(11.0)	(10.1)	(10.1)	(5.8)	(9.4)	(2.6)	(9.0)	(14.0)	(13.8)	(10.8)		(10.4)
Net Income Attributable toToyota Motor Corporation (billions of yen)	619.1	530.4	559.2	327.3	2,036.1	158.8	470.5	838.6	777.1	2,245.2		2,300.0
(Net Income Ratio) (%)	(8.0)	(6.9)	(7.4)	(4.7)	(6.8)	(3.5)	(6.9)	(10.3)	(10.1)	(8.3)		(7.7)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	278.9	—	331.9	610.8	—	293.5	—	377.4	671.0	(Note 2)
Cash Dividends per Share (yen)	—	100	—	120	220	—	105	—	135	240	*
Payout Ratio (%)	—	24.5	—	37.6	30.2	—	46.6	—	23.3	29.8
Model AA Class Shares
Cash Dividends (billions of yen)	—	6.2	—	6.2	12.4	—	5.9	—	2.9	8.9	(Note 2)
Cash Dividends per Share (yen)	—	132	—	132	264	—	132	—	132	264
Value of Shares Repurchased (billions of yen)[actual purchase]	54.2	245.7	70.1	129.8	499.9	—	—	—	—	—	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	—	—	199.9	—	—	—	250.0	250.0	(Note 3) (Note 4)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2021 (Consolidated)

< IFRS >

	FY2020					FY2021						FY2022
	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	4Q (2020/1-3)	12 months (‘19/4-’20/3)	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-’21/3)		Forecast 12 months (‘21/4-’22/3)
R&D Expenses (billions of yen)	297.4	286.9	288.5	237.3	1,110.3	280.7	286.8	265.8	256.9	1,090.4		1,160.0	(Note 5)
Depreciation Expenses (billions of yen)	196.9	192.3	207.7	206.2	803.3	204.0	221.0	217.8	234.0	876.9		930.0	(Note 6)
Geographic Information
Japan	88.6	91.7	97.5	98.6	376.5	98.1	109.8	101.1	115.6	424.7
North America	54.0	44.2	54.2	59.9	212.4	59.0	60.6	60.4	62.1	242.3
Europe	13.2	12.6	14.3	12.2	52.5	14.1	15.1	16.3	15.4	61.0
Asia	32.4	35.7	30.8	30.4	129.4	25.9	28.6	32.3	33.0	120.0
Other	8.5	8.0	10.7	5.0	32.3	6.7	6.8	7.4	7.7	28.7
Capital Expenditures (billions of yen)	272.7	337.9	346.9	414.6	1,372.3	260.3	325.2	316.1	391.4	1,293.2		1,350.0	(Note 6)
Geographic Information
Japan	144.8	183.4	155.0	263.9	747.2	147.1	160.0	157.5	247.9	712.7
North America	69.8	73.6	126.6	71.1	341.2	54.8	107.1	68.2	60.9	291.2
Europe	19.5	18.0	28.2	37.4	103.3	14.8	15.9	21.2	30.9	83.0
Asia	23.0	44.5	26.1	29.3	123.0	35.2	33.0	58.3	34.4	161.1
Other	15.4	18.3	10.9	12.7	57.4	8.3	8.9	10.7	17.1	45.1
Total Liquid Assets (billions of yen)	9,197.1	9,260.2	9,103.2	8,602.6	8,602.6	9,451.8	10,238.7	10,621.2	11,579.4	11,579.4	(Note 7)
Total Assets (billions of yen)	53,288.7	53,350.5	54,901.4	53,972.3	53,972.3	55,916.5	56,483.8	58,010.3	62,267.1	62,267.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,096.3	20,312.2	20,828.5	20,618.8	20,618.8	20,713.9	21,010.8	21,804.1	23,404.5	23,404.5
Return on Equity (%)	12.4	10.5	10.9	6.3	10.0	3.1	9.0	15.7	13.8	10.2
Return on Asset (%)	4.6	4.0	4.1	2.4	3.8	1.2	3.3	5.9	5.2	3.9
Number of Consolidated Subsidiaries (including Structured Entities)					537					544
Number of Associates and Joint Ventures Accounted for Using the Equity Method					199					169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2021 (billions of yen, approximately)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)
Effects of Marketing Activities	405.0	-210.0
Effects of Changes in Exchange Rates	-80.0	-255.0
Cost Reduction Efforts	50.0	150.0
From Engineering	25.0	80.0
From Manufacturing and Logistics	25.0	70.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-15.0	70.0
Other	-30.1	43.6
(Changes in Operating Income)	329.9	-201.4
Non-operating Income	333.2	340.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	115.0	40.7
Income tax expense, Net Income Attributable to Non-controlling Interests	-213.2	69.7
(Changes in Net Income Attributable to Toyota Motor Corporation)	449.8	209.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii)changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request). This does not include the commission fees incurred for the repurchase
(Note 4)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3